

Shareowners' Meeting

April 24, 2009

 **Franklin Electric**

Topics

- 2008 Financial Highlights

- Growth Strategy Overview

- 2009 Outlook

 **Franklin Electric**

2008 Financial Highlights

	2008	
Sales	$745.6 M	+24%
Earnings per share	$1.90	+56%
Water sales	$557.0 M	+19%
Water operating earnings	$67.6 M	+19%
Fueling sales	$188.6 M	+40%
Fueling operating earnings	$49.4 M	+100%
Interest coverage ratio[1]	9.3X	+4%
Dividends per share	$0.50 per year	+6%

1) EBITDA ÷ INTEREST

 **Franklin Electric**

Franklin Financial Performance vs. Global Competitors 2008

	% Sales Growth	% Op. Income Growth	% OI/Avg Assets
Pentair (Water)	-1.1%	-8.8%	9.4%
ITT (Fluid Technologies)	9.4%	9.7%	12.1%
Grundfos	13.1%	-17.2%	7.8%
Ebara (Fluid Machinery)	5.1%	25.6%	1.1%
AO Smith (Electrical)	-4.0%	4.1%	7.5%
Danaher (Pro. Instrumentation)	37.4%	31.9%	11.0%
Peer Group Average	**10.0%**	**7.6%**	**8.2%**
Franklin Electric	**23.9%**	**48.7%**	**11.0%**

Operating income is before restructuring and other adjustments

OI/total assets calculated from total company data using a 5-quarter average

Pentair, ITT, AO Smith, Danaher, and Franklin Electric are full-year 2008

Grundfos is based on total company



Selected by Forbes Magazine for 6 years as one of the
"200 Best Run Small Companies in America"













Franklin Electric
Ranked by
Forbes
as one of America's 200
best small companies in 2002

Franklin Electric
Ranked by
Forbes
as one of America's 200
best small companies in 2003

Franklin Electric
Ranked by
Forbes
as one of America's 200
best small companies in 2004

Franklin Electric
Ranked by
Forbes
as one of America's 200
best small companies in 2005

Franklin Electric
Ranked by
Forbes
as one of America's 200
best small companies in 2006

Franklin Electric
Ranked by
Forbes
as one of America's 200
best small companies in 2008



Franklin Electric

Strategic Focus

Residential, Agricultural & Commercial Water Systems
$5.2 B global market potential

Petroleum Equipment
$1.0 B global market potential



- **Brand equity**

- **Leadership position**

- **Growing globally**

- **Fragmented customer base**

- **Fragmented supply base**



* Current Franklin management estimates



Product/Market Sales Mix
2008 Sales - $745.6 M



Water Systems
Product Line Extensions and Geographic Expansion

	1950s	**1980s**	**2005**	**2006**	**Today**
	Franklin Submersible Motor	Sub Motors, Controls and Drives	Sub Motors, Controls, Drives and Cleanwater Pumps	Sub Motors, Controls, Drives, Cleanwater and Wastewater Pumps	Ongoing Product Line Extension and Global Expansion

    

Water Sales	**$7 M** (1959)	Approx **$160 M** (1989)	**$340 M**	**$466 M**	**$557 M** (2008)
% Franklin Water Sales in International Markets	≈ 10%	≈ 20%	≈ 40%	≈ 40%	≈ 50%


US Residential, Agricultural & Commercial
Pumping Systems Product Line Extensions (2004-2008)

Year of Franklin Entry

Product Categories	Market Size[1]	Before 2004	2005	2006	2007	2008
Submersible Motors, Drives & Controls	$240 M	X	X	X	X	X
4" Submersible Pumps	$220 M		X	X	X	X
6-8" Pump Ends	$80 M		X	X	X	X
Jet Pumps	$100 M		X	X	X	X
Small Centrifugals	$90 M		X	X	X	X
Large Centrifugals	$60 M			X	X	X
Sump & Sewage Pumps	$400 M			X	X	X
Condensate Pumps	$80 M			X	X	X
Franklin "Steady State" Market Potential		$240 M	$730 M	$1,270 M	$1,270 M	$1,270 M

Franklin Share   24%

 Product line meets Franklin quality and performance standards    Product line requires update to meet Franklin standards

1) Franklin estimates



Water Systems
International Sales Growth

Sales to Developing Regions

- 2004: $129 M ($55 M)
- 2005: $143 M ($77 M)
- 2006: $167 M ($94 M)
- 2007: $224 M ($135 M)
- 2008: $313 M ($204 M)



Franklin Motobombas (Schneider)

- Brazil's leading producer of residential, agricultural, and commercial pumping systems
- 2008 sales of $47 M



Distribution Centers

HQ, Plant & Foundry
Joinville, Brazil




Franklin Motobombas (Schneider)

- Brazil's leading producer of residential, agricultural, and commercial pumping systems
- 2008 sales of $47 M

Plant



Foundry





Franklin Motobombas (Schneider)

- Brazil's leading producer of residential, agricultural, and commercial pumping systems
- 2008 sales of $47 M

Launching Franklin Submersible Pumps and Motors



Vertical S.p.A.

- Leading producer of fabricated stainless steel water pumps
- $25 M sales



Aachen
Koblenz
Frankfurt am Main
Wiesbaden
Darmstadt
Würzburg
Nürnberg
Praha
Plzeň
Česká Republika
Czech Republic
Walbrzych
Kaiserslautern
Mannheim
Karlsruhe
Heilbronn
Stuttgart
Regensburg
Ingolstadt
Strasbourg
Ulm
Augsburg
Reutlingen
München
Colmar
Freiburg im Breisgau
Mulhouse
Linz
Wien
Salzburg
Basel
Zürich
Österreich
Austria
Graz
Liechtenstein
Schweiz
Suisse
Svizzera
Switzerland
Bern
Lausanne
Maribor
Trento
(Trient)
Slovenija
Slovenia
Zagreb
Trieste
Rijeka
Hrvatska
Croatia
Bihać
Bergamo
Brescia
Verona
Vicenza
Venezia
Torino
Milano
Ferrara
Alessandria
Parma
Modena
Bologna
Ravenna
Genova
Forlì
Lucca
Firenze
San Marino



Vertical S.p.A.





Vertical S.p.A.



Vertical S.p.A.





Vertical S.p.A.



Vertical S.p.A.
Cross Selling Opportunities



Inline Booster Pump Development



- Target homeowners with lower than desired incoming pressure

- Provides boosted and constant pressure over a wide range of flow demands

- Low cost and silent

- Franklin drive technology and Vertical pump technology

- First year US/Canadian sales potential $3.0 - $4.5 M



Fueling Systems
Product Line Extensions and Geographic Expansion

1960s	**1980s**	**1990s**	**2000s**	**Today**
Franklin Explosion-Proof Submersible Motor	FEPetro Pumps	FEPetro Pumps and Drives	Adjacent Products	Ongoing Product Line Extension and Geographic Expansion

    

Franklin Fueling Sales	**$0.5 M** (1969)	**$1 M** (1989)	**$21 M** (1999)	**$92 M** (2006)	**$189 M** (2008)



Franklin Electric

Fueling Systems
Recent Product Line Extensions

- Vapor control systems – 2006 (Healy acquisition)
- Vapor monitoring systems – 2006 (internal development)

California Vapor Control Mandate



- **11,200 filling stations in California**

- **$26,000/station ($300 M opportunity)**

- **Franklin is one of two authorized suppliers**

- **Conversion approx. 65% complete (4/1/09)**



Sales Growth Outside California
Vapor Control Initiatives by Environmental Authorities in International Markets

 **Franklin Electric**

European Nozzle Development

- Franklin vapor control technology

- Introduce in 2010

- Conventional and diesel nozzles





Replacement Business

- Nozzles and hanging hardware

- Limited product life due to wear and tear

- $10-$20 M sales by 2010 and growing as installed base increases and ages





Colibri Inventory Management System



- Low cost inventory management hardware and software

- Features for developing regions:

  1. Remote inventory monitoring/control

  2. Reconciliation (pay only for gallons delivered)

  3. Product adulteration monitoring (patented)



Franklin Electric

1st Quarter 2009 Results and Outlook

Quarter	Sales	% ± Prior	EPS $/Share	% ± Prior
Q1 2008	$176 M	+35%	$0.35	+67%
Q2 2008	$202 M	+32%	$0.67	+136%
Q3 2008	$216 M	+31%	$0.75	+48%
Q4 2008	$152 M	-1%	$0.15	-35%
Q1 2009	$150 M	-15%	$0.17	-51%

 **Franklin Electric**

Recession Impact on <u>Industry</u> Shipments

	North American 4" **Groundwater Pumping** **Systems Unit Shipments**[1]
First 9 Months 2008	-4.2%
Q4 2008	-17%
Q1 2009	-31%

Causes of Decline:

- Q1 single family housing starts down about 45% versus prior year

- Customer inventory reduction

1) Sources: Water Systems Council, Franklin management estimates



Franklin Electric

Impact of Stronger Dollar on Reported Sales

	Q1 2009	Q1 2008	Q1 2009 ± Q1 2008	Decline Due to Foreign Exchange Translation
Sales	$150 M	$176 M	-$26 M	-13 M

 **Franklin Electric**

Response to Global Recession

- Focus on excellent quality and service for customers – BEST OVERALL VALUE
- Reduce costs

Initiative	Cost Reduction vs. 2008 (full year)	
Raw material costs	$5 M to $7 M	Vendor negotiations
Reduce labor costs	$3 M to $5 M	Linares expansion
Fixed spending[1]	$15 M	Spending, headcount, wages & benefits
Total cost reduction	**$23 M to $27 M**	

1) Includes Vertical acquisition



Franklin Electric